SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1

                         SPECTRUM ORGANIC PRODUCTS, INC.
                                (Name of Issuer)

                            No Par Value Common Stock
                         (Title of Class of Securities)

                                    685928103
                                 (CUSIP Number)

                                Jethren Phillips
                       c/o Spectrum Organic Products, Inc.
                       5341 Old Redwood Highway, Suite 400
                               Petaluma, CA 94954
                                 (707) 778-8900
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    11/28/03
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|. NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


                                  SCHEDULE 13D


-------------------------                      --------------------------
CUSIP No.  685928103
-------------------------                      --------------------------
-------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:              Jethren Phillips

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####
-------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
-------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------
4       SOURCE OF FUNDS                          (See Instructions)
-------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION               USA

-------------------------------------------------------------------------
                        7      SOLE VOTING POWER           29,569,328

           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER         0
         BENEFICIALLY
          OWNED BY
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER      29,569,328
           PERSON
            WITH
                        -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER    0

-------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     29,569,328
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                    [ ]

-------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      64.3%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON      IN
-------------------------------------------------------------------------

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


Item 1.   Security and Issuer

          No par value common stock of Spectrum Organic Products, Inc., with its principal executive offices at 5341 Old Redwood Highway, Suite 400, Petaluma, California 94954.

Item 2.   Identity and Background

          (a)  Jethren Phillips

          (b)  c/o Spectrum Organic Products, Inc.
               5341 Old Redwood Highway, Suite 400
               Petaluma, CA  94954

          (c) Mr. Phillips is Chairman of the Board of Spectrum Organic Products, Inc., with its principal business offices located at 5341 Old Redwood Highway, Suite 400, Petaluma, CA 94954.

          (d)  None (e) None (f) U.S.A.

Item 3.   Source and Amount of Funds or Other Consideration

          Not applicable.

Item 4.   Purpose of Transaction

          Not applicable.

Item 5.   Interest in Securities of the Issuer

          (a) The aggregate amount of securities beneficially owned by Mr. Phillips as of the date of this filing is 29,569,328 shares, which represents 64.3% of the total class.

          (b)  Sole voting power - 29,569,328

               Shared voting power - 0

               Sole disposal power - 29,569,328

               Shared disposal power - 0

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


          (c) Since the initial filing on Schedule 13D for Mr. Phillips, the following sales of securities have occurred:

          ------------------- ----------- --------------- ---------------------
          Date of Transaction Shares Sold Price per Share Nature of Transaction
          ------------------- ----------- --------------- ---------------------
          September 16, 2003  1,500,000   $0.40           Private sale
          ------------------- ----------- --------------- ---------------------
          November 24, 2003   20,000      $0.60           Open market sale
          ------------------- ----------- --------------- ---------------------
          November 26, 2003   20,000      $0.60           Open market sale
          ------------------- ----------- --------------- ---------------------
          November 28, 2003   410,000     $0.54           Open market sale
          ------------------- ----------- --------------- ---------------------


          (d)  Not applicable

          (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          None

Item 7.   Material to Be Filed as Exhibits

          None


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            December 4, 2003



                                            /s/  Jethren Phillips
                                            -----------------------------------
                                                 Jethren Phillips

                                       4